Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The below letter was mailed to shareholders of EQT Corporation on or about October 12, 2017.

VOTE “FOR” THE RICE TRANSACTION

USING THE ENCLOSED WHITE PROXY CARD TODAY

October 12, 2017

Dear Fellow Shareholder:

In connection with EQT’s special meeting of shareholders on November 9, 2017, you are being asked to make an important decision regarding the future of your investment.

In June, we announced a compelling transaction to acquire Rice Energy Inc., which management and the Board of Directors believe is in the best interest of all EQT shareholders and will deliver significant value. Rice has an outstanding footprint that is largely contiguous to our existing acreage position and complements our pipeline infrastructure systems. Rice represents a pivotal strategic opportunity for EQT to have an unmatched asset position — and world-class inventory — in one of the most prolific natural gas basins in the United States. EQT has been operating in the Appalachian Basin for nearly 130 years, has drilled more than 2,500 horizontal wells, and understands the specialized techniques and nuances needed to operate in this region. As a combined entity with Rice, we expect to be well-positioned to capture significant operating efficiencies, improve overall well economics, and deliver stronger returns to our shareholders.

The EQT Board unanimously approved the Rice transaction and urges shareholders to use the enclosed WHITE proxy card to vote by telephone, Internet, or mail “FOR” all agenda items at the special meeting.

Significant benefits of the transaction include:

•                  Improved Upstream Returns, Driven by Consolidating Complementary Acreage Positions. In Greene and Washington counties of Pennsylvania, where EQT and Rice have congruent acreage positions, the Company expects to significantly increase the average lateral length drilled to improve upstream economics. Across the entire portfolio of upstream assets, the combination of two of the leading operators in the Basin provides the opportunity to apply best practices from both companies and enhance scale to lower the cost of procurement of goods and services.

•                  Attractive Financial Combination That Is Immediately Accretive. The transaction is expected to create one of the lowest-cost operators in the United States, with significant financial flexibility and liquidity and an anticipated investment-grade credit rating. EQT expects the transaction to be immediately accretive to cash flow per share in excess of 20% in 2018 and 30% in 2019, and also accretive to the intrinsic value of the owned assets on a per share basis.

•                  Significant Near-Term Synergies with Additional Long-Term Opportunities. EQT has identified anticipated expense synergies that would be driven by capital efficiencies from drilling longer well laterals and the elimination of duplicative G&A costs. The combined company should also be positioned to achieve additional synergies through improved well designs from sharing of drilling and completion best practices, optimization of marketing of natural gas, and the potential acceleration of midstream growth projects.

•                  Enhanced Midstream Growth Outlook. For our midstream infrastructure, expected benefits include the more efficient build-out of gathering assets to service the upstream footprint of the combined company. Additionally, the larger combined upstream asset base should support incremental midstream projects and drive future midstream growth.

EQT’s Board conducted a thorough review of all alternatives prior to pursuing the merger with Rice and evaluated numerous analyses of both the transaction as well as standalone options. After completing due diligence and financial analysis, and considering the scarcity value of strategic opportunities capable of delivering significant shareholder value through synergies, EQT’s Board and management team determined that the Rice transaction creates more value than the other alternatives. In fact, pursuing the merger should enhance EQT’s ability to unlock value by improving the competitive positioning of each of EQT’s key businesses and increasing optionality.

VOTE TO SUPPORT ENHANCING SHAREHOLDER VALUE

AND STRENGTHENING EQT

This is an exciting time at EQT. The value creation opportunities for EQT from the Rice acquisition are meaningful and unique. We believe this transaction enhances our ability to unlock the substantial value embedded within our legacy EQT assets as well as within the acquired Rice assets, which is a top priority. To that end, immediately upon the closing of the Rice transaction, EQT will establish a committee of the board of directors to evaluate options for addressing the sum-of-the-parts discount in our stock.

Your vote is extremely important, regardless of how many or how few shares you own. Whether or not you expect to attend the EQT special meeting in person, we encourage you to submit a proxy to vote your shares as promptly as possible. You may vote by Internet, telephone, or by signing and dating the enclosed WHITE proxy card and mailing it in the postage-paid envelope provided.

On behalf of your Board, we thank you for your continued support. We remain confident in the significant value this combination will deliver and look forward to the future of a stronger EQT.

Sincerely,

Steve Schlotterbeck
President and Chief Executive Officer

If you have any questions about how to vote your shares, or need additional assistance, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE at (877) 717-3930 (from the U.S. and Canada)

or

(412) 232-3651 (from other locations)

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.